UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/1/20___ AND ENDING ___3/31/21___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Sand Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Olney Sandy Spring Rd., Ste 2B
(No. and Street)

Sandy Spring	MD	20860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company LLC

(Name – if individual, state last, first, middle name)

PO Box 27854	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, _Nelson Cooney_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Blue Sand Securities LLC** , as of _March 31_ , 20 _21_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



> SOLIDA HENG
> Notary Public - State of Maryland
> Montgomery County
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_____
Signature

Managing Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2021
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Blue Sand Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on Blue Sand Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Blue Sand Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Blue Sand Securities, LLC's financial statements. The supplemental information is the responsibility of Blue Sand Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Blue Sand Securities, LLC's auditor since 2015.

Austin, Texas
June 30, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,564,547
Accounts receivable		2,229,357
Prepaid expense		5,943
TOTAL CURRENT ASSETS		3,799,847
Net fixed assets		7,437
Other assets:		
Deposits		173,545
TOTAL OTHER ASSETS		173,545
TOTAL ASSETS	$	3,980,829

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	1,883,175
Accrued expenses		33,355
PPP loan		132,916
Pension payable		534,821
TOTAL CURRENT LIABILITIES		2,584,267
MEMBERS' EQUITY		1,396,562
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,980,829

The accompanying notes to the financial statements are integral part of these financial statements

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2021

REVENUE		
Management fee	$	7,881,606
Retainer		378,000
Total revenue		8,259,606
OPERATING EXPENSES:		
Commission expense		6,591,398
Insurance		19,424
Consulting		383,873
Pension		610,083
Payroll		338,258
Professional fees		352,318
Travel and entertainment		66,849
Rent		109,963
Regulatory fees		64,240
Other expenses		12,028
Dues and subscriptions		32,731
Utilities		3,111
Depreciation		1,378
Total operating expenses		8,585,654
Net loss before other income and income taxes		(326,048)
Other income:		
Interest income		3,446
Net loss before income taxes		(322,602)
Income tax expense		127,028
NET LOSS	$	(449,630)

The accompanying notes to the financial statements are integral part of these financial statements

3

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2021

MEMBERS' EQUITY, APRIL 1, 2020	$	4,201,126
Net loss		(449,630)
Member withdrawals		(2,354,934)
MEMBERS' EQUITY, MARCH 31, 2021	$	1,396,562

The accompanying notes to the financial statements are integral part of these financial statements

4

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2021

OPERATING ACTIVITIES:		
Net loss	$	(449,630)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		1,378
Changes in operating assets and liabilities:		
Increase in accounts receivable		(1,152,086)
Decrease in prepaid expenses		26,021
Increase in commission payable		1,655,198
Increase in pension payable		(93,379)
Decrease in accrued expenses		(34,304)
Total adjustments		402,828
Net cash used by operating activities		(46,802)
FINANCING ACTIVITES:		
Proceeds from PPP loan		132,916
Member withdrawals		(2,354,934)
Net cash used by financing activities		(2,222,018)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,268,820)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,833,367
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,564,547
Non Cash Investing and Financing Activity:		
Cash paid for income taxes	$	193,596
Cash paid for interest	$	-

The accompanying notes to the financial statements are integral part of these financial statements

5

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2021

(1) **Description of business**

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Florida, Maryland, Arizona, New York, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) **Summary of significant accounting policies**

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition –Revenue from contracts with customers includes management fees and retainers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement[J1] is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Management fees-Management feees are typically received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Company provides management advisory services on a daily basis. The Compamy believes the performance obligation for providing the management advisory services is satisfied over time because the clent is receiving and consuming benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the client's assets under management.

Retainer fees-Reteainer fees are recognized on an accrual basis and included in income upon completion of the performance obligation in accordance with the contract.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents management fee and retainers due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and,

6

as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2021 are collectible, and therefore no allowance has been provided for uncollectible accounts.

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. The Company has recorded income tax expense of $168,207 for the year ended March 31, 2021

.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2021

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2) **Summary of significant accounting policies (continued)**

Liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commission's payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the Company's financial position, redults of operations or cash flows.

(3) **Fixed Assets**

Fixed assets consist of the following at March 31, 2021:

Furniture, fixtures and equipment	$37,586
Less accumulated depreciation	30,149
Total	$ 7,437

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2021.

(4) **Prepaid expenses**

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The balance was $5,943 as of March 31, 2021.

(5) **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2021, the Company had net capital of $996,371 which was $824,086 in excess of its required net capital of $172,285. The ratio of aggregated indebtedness to net capital at March 31, 2021 was 2.5937 to 1

(6) Commitments and contingencies

Operating Lease Agreements

The Company leases office space under several operating leases, with maturity dates ranging from May, 2021 through July, 2021. The Company also has several month to month leases that can be canceled anytime. The Company recognizes rent expense on a straight line basis over the lease term. Total rent expense under the leases was $109,963 for the year ending March 31, 2021. The Company has future minimum lease payments of $3,750 for the year ending March 31, 2021.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid-19's affect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which thje disruption may materially impact the Company's financial position, results of operations, and cash flows in fiscal year 2021.

(7) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had three customers that represented approximately 21%, 16% and 7% respectively of the Company's revenues for the year ended March 31, 2021 and approximately 29% , 34% and 6% respectively of total accounts receivable as of March 31, 2021.

(8)   Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2021
Change in projected benefit liability	
Liability at April 1, 2020	$ 2,672,216
Interest cost	134,511
Employer contributions	469,075
Liability at March 31, 2021	$ 3,275,802
Change in fair value of plan assets	
Fair value at April 1, 2020	$2,044,016
Actual return on plan assets	218,770
Employer contributions	478,200
Fair value at March 31, 2021	$2,740,986
Funded status	$(534,816)

The components of benefit expense are as follows for the year ended March 31, 2021:

Components of benefit expense:	
Service Cost	$197,807
Interest cost	412,276
Benefit expense	$ 610,083

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2021:

Weighted-average assumptions

Liability discount rate	6.07%
Expected return on plan assets	5.5%

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.5%.

Plan assets measured at fair value as of March 31, 2021 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
U.S. Government securities	$1,851,810	$1,851,810	$ -	$ -
Hedge fund	889,176	-	-	889,176
Total	$2,740,986	$1,851,810	-	$889,176

The changes in Level 3 plan assets are as follows during the year ended March 31, 2021:

Beginning balance at April 1, 2020	$ 558,221
Purchases	163,489
Unrealized gain	167,466
Ending balance at March 31, 2021	$ 889,176

(9) Subsequent events

The Company has evaluated subsequent events through June 30, 2021 which was the date the financial statements were available to be issued, and has determined that, there are no subsequent events.

In May, 2021, the Company entered into a new operating lease. The new lease begins in July, 2021through July , 2024.

In May, 2021 the PPP loan was forgiven.

(10) Payroll Protection Program ("PPP") Loan

In May 2020, the Company received a PPP loan from the United States Small BusinessAdministration for $132,916. The PPP loan has an interest rate of 1% and is due in 2 years. However, if the Company meets certain criteria related to the use of funds and maintains employment levels, then potentially all of the loan principal and accrued interest will be forgiven and no repayment will be requited. Unforgiven principal and interest payments were anticipated to begin November 2020. The loan was forgiven in May, 2021.

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2021

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,396,562
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	533,107
ADDITIONS	
PPP loan forgivenedss	132,916
NET CAPITAL	$ 996,371
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 2,584,267
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of A.I.)	$ 172,285
Excess net capital	$ 824,086
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 737,944
Percentage of aggregate indebtedness to net capital	259.37

There is no difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of March 31, 2021 filed on June 30, 2021.

The accompanying notes to the financial statements are integral part of these financial statements

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

The accompanying notes to the financial statements are integral part of these financial statements



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Blue Sand Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended March 31, 2021, in which Blue Sand Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R § 240. 15c3-3 in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Sand Securities, LLC, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
June 30, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES LLC

June 30, 2021

Blue Sand Securities LLC

Exemption Report

Year Ended March 31, 2021

Blue Sand Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential investors for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs(a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nelson Cooney, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Nelson Cooney, Managing Member

900 OLNEY SANDY SPRING RD., STE. 2B • SANDY SPRING, MD • 20860
PHONE: 212.461.6004



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member
of Blue Sand Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Blue Sand Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Blue Sand Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2021. Blue Sand Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Blue Sand Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Blue Sand Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
June 30, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 3/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Blue Sand Securities LLC
900 Olney Sandy Spring Rd., Ste 2B
Sandy Spring, MD 20860

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $12389.41
   B. Less payment made with SIPC-6 filed (exclude interest) (750.00)
   Date Paid
   C. Less prior overpayment applied (3485.40)
   D. Assessment balance due or (overpayment) 8,154.01
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $8154.01
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
   Total (must be same as F above) $ 8,154.01
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Sand Securities LLC
(Name of Corporation, Partnership or other organization)

Shannon Crotty
(Authorized Signature)

Dated the 28 day of June, 20 21.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/20
and ending 03/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $8,263,052

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest income   3,446

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $8,259,606

2e. General Assessment @ .0015 $12,389.41

(to page 1, line 2.A.)

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